UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 22, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

The Robertson Voorbereiding School Project consists of two (2) separate arrays located at the school's facility. The Robertson VS Kindergarten array is a 13 kW DC rooftop solar installation, and the Robertson VS Prep School array is a 25.3 kW DC rooftop installation. Each array is paired with a Freedom Won battery energy storage system ("BESS"). The school is located at 50 Reitz St, Robertson, South Africa 6705 ("Project"). The Project will be connected "Behind the Meter" at the Robertson Voorbereiding School facility.

The Project has signed a Power Purchase Agreement ("PPA") with the Robertson Voorbereiding School. The PPA obligates the Offtaker to purchase 100% of the energy produced by the Project. As compensation for the BESS, Robertson Voorbereiding School will pay a fixed monthly amount for a period of 10 years.

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $117,305.67 with a projected IRR of 12.16% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Robertson, South Africa
Technology	Rooftop Solar and Battery Energy Storage System
System Size Kindergarten Solar Kindergarten Battery Prep School Solar Prep School Battery	12 kW AC / 13 kW DC 20kWh 50 kW AC / 25.3 kW DC 40kWh
Estimated Year 1 Production (Total) Kindergarten Prep School	58.91 MWhs 20.03 MWhs 38.88 MWhs
Coordinates	-33.80354, 19.88558
Roof Status	Approved by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years) Solar: Battery:	25 15-20 years (7,000+ cycles)

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Robertson Voorbereiding School
EPC Contractor	NTOZA Fishing (PTY) Limited
O&M Contractor	NTOZA Fishing (PTY) Limited
Roof Owner	Robertson Voorbereiding School
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	1,763,390 ZAR
Project Soft Costs	142,552 ZAR
Developer Fee	209,654 ZAR
Total Project Financing	2,115,596 ZAR
Debt Funding	N/A
Equity Funding	2,115,596 ZAR
Project Owner IRR	12.16% ($USD)

Project Review

Site

Robertson Voorbereiding School, the Offtaker, owns the property on which the Project will be installed. The rights to use the roof for a 20-year term has been secured through a Power Purchase Agreement. The BESS installation is a fixed monthly payment for a term of 10 years as part of the same agreement.

Robertson is a town located in the Western Cape Province of South Africa, with a local population of over 20,000. This town was originally founded in 1853 and was named after Dr. William Robertson, a minister from the Scottish Dutch Reform Church. It sits in the fertile Robertson Valley and is known as the "Valley of Wine and Roses", located at the heart of the wine route. The economy was originally centered around farming and wagon building, however transitioned to a more agriculturally based economy which now focuses on wine and fruit farming. It has also become a growing tourism spot in the Western Cape safe for all travelers due to low crime rates. This makes it a great location for the Project to be installed.

Design

NWE Consulting Engineers performed their roof inspection of the Robertson Voorbereiding School rooftops on September 15, 2023. During the inspection of the existing rooftops, they confirmed that the timber trusses and corrugated sheetings can accommodate the additional loading of the proposed solar panels. After the Project is constructed, NWE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

The following tables outline the components that will be installed:

Kindergarten

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JA Solar JAM54S30-405/MR	32	Tier 1 module manufacturer based in China.
Inverters	Sunsynk (1) 12kW SUN-12K-SG01LP3 (230V)	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON 20KWH Low Voltage Battery	1	A locally sourced and manufactured product in South Africa, with batteries installed in over 60 countries worldwide.

Prep School

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JA Solar JAM72S30-550/MR	46	Tier 1 module manufacturer based in China.
Inverters	Sunsynk (1) 50kW SUN-50K-SG01HP3-EU (400V)	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON 40KWH High Voltage Battery	1	A locally sourced and manufactured product in South Africa, with batteries installed in over 60 countries worldwide.

Regarding Energy Production, the Robertson VS Kindergarten array is estimated to produce 20.03 MWhs/year with a performance ratio of 77.3%. The Robertson VS Prep School array is estimated to produce 38.88 MWhs/year with a performance ratio of 78.5%. Both projects are estimated to produce a total of 58.91 MWhs/year.

Interconnection

The Project will be connected to the SSEG distribution network owned and operated by the Langeberg Municipality. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of the 12kW AC Robertson VS Kindergarten and the 50kW AC Robertson VS Prep School on 11/17/2023.

Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

The Robertson Voorbereiding School was established in 1981 when the local Boys and Girls schools merged to form the Primary and Preparatory School. The school accommodates students from grades R-3, each grade with 3 classes of which one is a dual language class offering both Afrikaans and English as the home language. The school believes that offering both languages is a key component in the development of their students and wants each student to be given fair opportunities to become a positive contributor to society.

As the three-year offtaker analysis only contained two years due to the limitation of financial information made available, few financial metrics were apparent during the test. This negatively impacted Energea's credit analysis score of the Offtaker. On a positive spectrum, it boasts a significant current liquidity ratio, being above one for two (2) consecutive years, with an EBITDA growth from R 80,409 to R 163,463 and a low leverage environment, with, although most obligations being current, itself positioned on a 2.09 net debt per EBITDA ratio. In the end, Robertson Voorbereiding School scored a total of 4.87 out of 10, placing it in a medium risk category, according to Energea's opinion.

The Sun Exchange Bewind Trust and the Robertson Voorbereiding School signed a Power Purchase Agreement (PPA) on August 21, 2023. This revenue agreement requires the Offtaker to make payments based on the full number of kilowatt-hours (kWh) produced by the Project per month plus a fixed price for the rental of the battery systems for a shorter term of ten (10) years. The tariff is adjusted annually on the anniversary of the Commercial Operations Date ("COD") date. The main terms of the Agreement are listed in "Legal Review".

Engineering, Procurement and Construction ("EPC")

Ntoza Fishing has been selected as the EPC partner for this Project. Ntoza and Sun Exchange signed an EPC Contract on April 5, 2024. Sun Exchange and Energea have worked with Ntoza before on solar assets in South Africa. Sun Exchange and Energea performed due diligence on the contractor, and confirmed they are capable of installing this Project based on their past experience and the company's current standing. Sun Exchange will also have a Project Manager and/or Engineer onsite during the installation process, providing oversight, especially during the key install phases, to ensure a quality outcome that meets Energea's stringent standards. Ntoza will hold a two (2) year technical warranty starting from the date of issuance of the Commercial Operation Date notice, which will cover all defects and issues that arise after the asset is energized. The projected COD date for the Project is July 29, 2024. The main terms of the Agreement are listed in "Legal Review".

Insurance

During construction, Ntoza will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. After COD and during operation, Sun Exchange will provide and maintain an All-Risks Propriety and General Liability insurance for the project. In each case, Energea will be named as an additional insured under such policies.

Operations and Maintenance

The Operations and Maintenance ("O&M") services will be provided by Ntoza for the first two (2) years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, savings calculations and any on-site IT or technical support. After the initial O&M term, the asset will be overseen and maintained by Energea and its subcontractors.

Financial Analysis

The resulting nominal IRR, in USD, of Robertson Voorbereiding School is projected to be 12.16%, with an estimated payback of 7 years, 11 months, and 9 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented on Exhibit I - Forecasted Financial Statements. Energea is acquiring 100.00% of the Project from the Sun Exchange.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen in the table below. Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below. Lastly, no interconnection cost is assumed by the project.

Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Solar Modules	96,667 ZAR	2.52 ZAR/Wdc
Solar Inverters	170,238 ZAR	4.44 ZAR/Wdc
Mounting Materials	32,381 ZAR	0.85 ZAR/Wdc
Electrical Materials	535,000 ZAR	13.97 ZAR/Wdc
Civil Materials	59,524 ZAR	1.55 ZAR/Wdc
Labor & Accommodations	235,918 ZAR	6.16 ZAR/Wdc
Battery	400,000 ZAR	10.44 ZAR/Wdc
Monitoring Equipment	59,522 ZAR	1.55 ZAR/Wdc
Others	166,141 ZAR	4.34 ZAR/Wdc
Interconnection	8,000 ZAR	0.21 ZAR/Wdc
Hard Costs	1,763,390 ZAR	46.04 ZAR/Wdc

Commission	8,357 ZAR	0.22 ZAR/Wdc
Contingency	45,195 ZAR	1.18 ZAR/Wdc
Legal Fees	20,000 ZAR	0.52 ZAR/Wdc
Marketing Channels	22,500 ZAR	0.59 ZAR/Wdc
Owner's Management	15.000 ZAR	0.39 ZAR/Wdc
Engineering	31,500 ZAR	0.82 ZAR/Wdc
Soft Costs	142,552 ZAR	3.72 ZAR/Wdc

Developer Fees	209,654 ZAR	5.47 ZAR/Wdc

Total CapEx (All-In)	2,115,596 ZAR	55.24 ZAR/Wdc
Total CapEx (All-In)	117,306 USD	2.94 USD

Revenue

The source of the Project's revenue originates from a 20-year term PPA with the Offtaker for a fixed R 3.30/kWh produced, re-adjusted annually on the anniversary of the COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 7.80%.

Additionally, the system makes use of a BESS within its configuration, providing load-shedding protection to the Offtaker and creating a more stable electricity supply. For this reason, there is an inclusion amounting to 11,000.00 ZAR per month, readjusted yearly, charged for the first 10 years of the PPA revenue contract.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of its contractual obligations, the aggregate work of all the required Operations and Maintenance for the Project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as an 27.25% rake off of the collected revenue in the project.

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:

1.     Power Purchase Agreement
2.     EPC Contract

Power Purchase Agreement Summary

Contract	Power Purchase Agreement, as amended
Signature Date	August 21, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Seller Robertson Voorbereidingskool - As Buyer
Duration	9 years and 11 months from the PPA Start Date, with the option to renew for a further period of 9 years and 11 months
Object
Seller grants the Buyer a non-transferable right to use the Solar Facility to draw Generated Energy, located at 50 Reitz St, Robertson, South Africa.
The obligation of the Buyer to pay for Generated Energy is a "take-or-pay" obligation and the Buyer shall pay the Seller the monthly Solar Fees in respect to the Generated Energy for the full Duration, irrespective of whether the Buyer consumes all or any of the Generated Energy.

Solar fee	ZAR 3.30 per kWh
BESS Usage Fee	ZAR 8,500 per month Prep School ZAR 2,500 per month Kindergarten
Escalation Rate	CPI + 2%
Escalation Frequency and Date	Annually on the anniversary of the PPA Start Date (date communicated by the Seller to the Buyer in writing as the date upon which the use of the Solar Facility will begin)
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two percent) per month
Currency	South African Rand
Insurance
Seller shall insure the asset from the PPA Start Date for an amount equal to the full insurable value of the Solar Facility, the premiums and any increases payable in respect of such insurance being for the account of the Buyer.

Voluntary Buy-Out Option	Buyer has the option, during each Option Window Period, to purchase the Solar Facility from the Seller for the Buy-Out Price.
Termination Buy-Out
The Buyer grants the Seller the irrevocable option to compel the Buyer to acquire the Solar Facility, which option may only be exercised by the Seller at the termination of the PPA, for any reason whatsoever, including but not limited to the cancellation of the PPA pursuant to the Buyer's breach.

Dispute Resolution	Arbitration

EPC Contract

Contract	EPC Contract including Long Term Performance Tests
Date	April 5, 2024
Parties	Sun Exchange (PTY) Limited - As Customer Ntoza Fishing (PTY) Limited - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical infrastructure and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 38.3 kWp of the installed modules and two (2) BESS units, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical infrastructure.

Construction Contract Price	R 1,755,390.48 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, from the COD and until the achievement of Final Completion.
O&M Contract Price	R 71,428.57 total (exclusive of VAT), to be paid in equal and quarterly payments.
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Power Purchase Agreement	X
	Incentives	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the Robertson Voorbereiding School Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: July 22, 2024

Exhibit I

Forecasted Financial Statements

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Assets
Current assets:
Cash and cash equivalents	R 23,217	R 24,750	R 26,384	R 28,126	R 29,982	R 31,960	R 34,068	R 36,315	R 38,709	R 41,261
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	23,217	24,750	26,384	28,126	29,982	31,960	34,068	36,315	38,709	41,261
Property and equipment	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596
Depreciation	(70,520)	(282,079)	(493,639)	(705,199)	(916,758)	(1,128,318)	(1,339,877)	(1,551,437)	(1,762,997)	(1,974,556)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 2,068,293	R 1,858,267	R 1,648,341	R 1,438,523	R 1,228,819	R 1,019,238	R 809,787	R 600,474	R 391,308	R 182,300

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596	2,115,596
Retained earnings	(47,303)	(257,329)	(467,255)	(677,073)	(886,777)	(1,096,358)	(1,305,809)	(1,515,122)	(1,724,288)	(1,933,296)
Total stockholders' equity	2,068,293	1,858,267	1,648,341	1,438,523	1,228,819	1,019,238	809,787	600,474	391,308	182,300
Total liabilities and stockholders' equity	R 2,068,293	R 1,858,267	R 1,648,341	R 1,438,523	R 1,228,819	R 1,019,238	R 809,787	R 600,474	R 391,308	R 182,300

CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Gross revenue	R 110,409	R 326,444	R 348,133	R 371,261	R 395,920	R 422,213	R 450,246	R 480,135	R 512,003	R 545,979
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	110,409	326,444	348,133	371,261	395,920	422,213	450,246	480,135	512,003	545,979
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	30,087	88,956	94,866	101,169	107,888	115,053	122,692	130,837	139,521	148,779
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	30,087	88,956	94,866	101,169	107,888	115,053	122,692	130,837	139,521	148,779
Income from operations	80,323	237,488	253,267	270,092	288,032	307,160	327,554	349,298	372,482	397,200
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(70,520)	(211,560)	(211,560)	(211,560)	(211,560)	(211,560)	(211,560)	(211,560)	(211,560)	(211,560)
Income before provision for income taxes	9,803	25,929	41,707	58,533	76,472	95,600	115,994	137,739	160,923	185,640
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 9,803	R 25,929	R 41,707	R 58,533	R 76,472	R 95,600	R 115,994	R 137,739	R 160,923	R 185,640

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash flows from operating activities
Net income	R 9,803	R 25,929	R 41,707	R 58,533	R 76,472	R 95,600	R 115,994	R 137,739	R 160,923	R 185,640
Adjustments in net income:
Depreciation and amortization	70,520	211,560	211,560	211,560	211,560	211,560	211,560	211,560	211,560	211,560
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	80,323	237,488	253,267	270,092	288,032	307,160	327,554	349,298	372,482	397,200
Cash flows from investing activities
Purchases of property and equipment, net	(2,115,596)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(2,115,596)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	2,115,596	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(57,106)	(235,956)	(251,633)	(268,351)	(286,176)	(305,182)	(325,446)	(347,052)	(370,088)	(394,648)
Net cash used in financing activities	2,058,490	(235,956)	(251,633)	(268,351)	(286,176)	(305,182)	(325,446)	(347,052)	(370,088)	(394,648)

Net increase (decrease) in cash	23,217	1,533	1,634	1,742	1,856	1,978	2,108	2,247	2,394	2,552
Cash at beginning of the period	0	23,217	24,750	26,384	28,126	29,982	31,960	34,068	36,315	38,709
Cash at end of the period	R 23,217	R 24,750	R 26,384	R 28,126	R 29,982	R 31,960	R 34,068	R 36,315	R 38,709	R 41,261